Exhibit 4.13

Date: 24-April-2023

EXTENSION OF RETAINERSHIP AGREEMENT

This is in reference to the Retainership Agreement (“Agreement”) made and executed at New Delhi on November 21, 2022 by and between Azure Power India Pvt. Ltd., a company registered and incorporated under the Companies Act, 1956 and having its registered office at 5th Floor, Southern Park, D-11, Saket, New Delhi-17 (hereinafter referred to as “Azure/ Company”), and Mr. R Narasimhan Iyer, an individual, residing at D 103, Rail Vihar, Sector 15, Part 2, Gurugram - 122001 presently (hereinafter referred to as the “Retainer”).

We are pleased to extend the term of agreement from November 20, 2024 till November 30, 2025 with revised compensation with effect from April 01, 2023 as mentioned below:

The retainership fees of Rs. 2,00,00,000/- per annum, (Rs. Two Crore Only) t   ed as “Retainership Fee” during the Terin. Income Tax on the said fee shall be borne by the Retainer. OST and any other leviable taxes shall be extra and applicable at actuals from time to time, which shall be paid by Azure.

In addition to the above stated retainership fees, you will be entitled to a Variable Performance Pay of Rs. 50,00,000/- per annum (Rs. Fifty Lacs Only) on achievement of mutually agreed KRAs. This is payable as per the terms governing the Variable Performance Pay Program of the company. OST and any other leviable taxes shall be extra and applicable at actuals from time to time, which shall be paid by Azure.

Payment of Variable Performance Pay (VPP) is discretionary. Earning of VPP is linked to performance management process dependent upon your individual performance and your continued commitment towards the achievement of organisational goals as well as the performance of your department and the company. If the company announces disbursal of VPP to the eligible executives for a particular financial year after assessment of the performance of the individual employees, departments and the company during that period, then as per your eligibility determined on the aforesaid parameters, VPP shall be paid to you only if you are on the full-time active employment of the company as on the date of disbursement and have not taken steps for cessation of the employment.

Kindly note you are responsible to manage and lead the services related to managing & leading Construction, Project delivery, operational SCM, Operations and Maintenance, Safety, Security & Administration, Quality, D&E. Following are the job responsibilities:

●	Managing business and project construction at Azure through stakeholder and vendor engagement
●	Driving business excellence cycle from Award to CoD . Cost, Timelines, Safety & Compliance
●	Handover of under construction projects SECI-4, SECI-3 and Assam as per plan to O&M team

●	Project development of new projects Ml & M2, Wind 120 and Wind Hybrid 150-(key ordering/ land / kick -off)
●	Leading business functions - Construction, Design & Engineering, Quality, SCM, Security, Administration, SHES, etc
●	Leading Operations & Maintenance division including Asset Management and Analytics
●	Responsible for delivery of existing projects and any other new projects / winning bids
●	Maintain SHES score at 90%
●	Handle team dynamics and help the assigned teams to function well together
●	Reviewing and strengthening the internal controls and processes, bringing in external expertise as needed

●	Building a robust team

Rest all the other terms and conditions will remain same as per the Engagement Letter sign.e a

IN WITNESS WHEREOF, THE PARTIES HAVE CAUSED THIS AGREEMENT TO BE EXECUTED THE DAY AND YEAR FIRST WRITTEN ABOVE

For and on behalf of	By and on behalf of the Retainer
Azure Power India Pvt. Ltd.

Name: Shweta Srivastava	Name: R Narasimhan Iyer
Designation: CHRO, Human Resources	Designation: COO
Date: 24-April-2023	Date: 24-April-2023